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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                     FORM CB
                                (Amendment No. 1)
                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)                                   [ ]
Securities Act Rule 802 (Exchange Offer)                                    [ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)                         [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)                       [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)                       [X]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)   [ ]


                        CANADA LIFE FINANCIAL CORPORATION
                            (Name of Subject Company)

                                     Canada
        (Jurisdiction of Subject Company's Incorporation or Organization)

                        Canada Life Financial Corporation
                              330 University Avenue
                        Toronto, Ontario, M5G 1R8 Canada
                                 (416) 597-1440
                       (Name of Person(s) Furnishing Form)

                                  Common Stock
                     (Title of Class of Subject Securities)

                                    135113108
              (CUSIP Number of Class of Securities (if applicable))

                             Andrew D. Brands, Esq.
                        Canada Life Financial Corporation
                              330 University Avenue
                        Toronto, Ontario, M5G 1R8 Canada
                                 (416) 597-1440
    (Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications
                          on Behalf of Subject Company)

                                December 27, 2002
                  (Date Tender Offer/Rights Offering Commenced)


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                 PART I -- INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)
Attachment                             Description
----------                             -----------
A. Directors' Circular of Canada Life Financial Corporation ("Canada Life"), dated January 9, 2003, relating to the offer made by Manulife Financial Corporation to purchase all of the outstanding common shares of Canada Life, together with associated rights outstanding under the shareholder rights plan of Canada Life, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular of Manulife Financial Corporation dated December 27, 2002.*

B. Letter from Canada Life to Canada Life shareholders, dated January 9, 2003, relating to the Offer.*

C.           Questions and Answers About the Manulife Offer.*

D.           Press Release issued by Canada Life, dated January 13, 2003.*

E.           Press Release issued by Canada Life, dated January 28, 2003.

* Previously filed on Form CB on January 13, 2003.

(b)  Not applicable.

Item 2. Informational Legends

Not applicable.


       PART II -- INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)  Not applicable.
(2)  Not applicable.
(3)  Not applicable.


                    PART III -- CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Canada Life concurrently with the filing of the Form CB on January 13, 2003.


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                              PART IV -- SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CANADA LIFE FINANCIAL CORPORATION


By:      /s/ Andrew D. Brands
       ----------------------------------------------
       Name:  Andrew D. Brands
       Title:  Senior Vice-President and General Counsel
       Date:  January 29, 2003


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                                  ATTACHMENT E

           Press Release issued by Canada Life, dated January 28, 2003

                                        For immediate release - January 28, 2003
                                                              TSX: CL, NYSE: CLU

                      Canada Life Sets the Record Straight
               Retail Shareholders Not Tendering to Manulife Offer

Toronto, Ontario - Canada Life Financial Corporation (Canada Life(TM)) today responded to a release from Manulife Financial. "We need to communicate with our shareholders to ensure that they have full and accurate information about Manulife's current offer", said David A. Nield, Chairman and Chief Executive Officer.

Manulife's circular set out the terms of the offer where shareholders can choose $40 cash or 1.055 Manulife shares for each of their Canada Life shares. The cash option is capped at 40% of the total value of the offer and the share option at 60%. It is highly likely that every shareholder who tenders their shares will not actually receive their choice, but rather a combination of cash and shares.

At Manulife's closing price on January 27, 2003, and assuming full proration, the bid is currently worth $37.56 per share, not $40. Canada Life's shares closed at $38.65, higher than the value of the bid, and have done so since December 9, when the offer was first announced.

The offer is open until at least February 28, 2003 and as Manulife's circular stated, the transaction would likely not close until the second quarter. Payment will not be made to shareholders prior to close.

Canada Life's Board, through its Special Committee and advisors is working in the best interests of the shareholders by actively considering alternatives to the Manulife offer in order to maximize shareholder value. "The offer is open until at least February 28, 2003 and we want to be able to communicate the best alternative to our shareholders, which may not necessarily be the fastest solution," continued Nield. "As we emphasized in our Directors' Circular on January 13, 2003, there is no need for shareholders to respond to the offer at this time. The Board intends to communicate further with our shareholders prior to the expiry of the offer."

In the meantime, it appears that retail shareholders have heard and understood the message from the Company's Board of Directors regarding Manulife's unsolicited offer to acquire all of Canada Life's outstanding common shares.

Canada Life's information agent, Georgeson Shareholder Communications has contacted approximately 8,866 of Canada Life's retail shareholders. Of these, less than 2% indicated they have tendered or intend to tender their shares to the offer. A full 65% said they do not intend to tender, and the remaining 33% are undecided. Although this sample can not be considered representative of the entire shareholder base, the Board's recommendation appears to be resonating with shareholders.

"On January 13, our Board of Directors mailed its circular to shareholders, outlining reasons behind its recommendation that shareholders reject Manulife's offer. At that time, the Board also reminded shareholders that there was no need to respond immediately, as the offer will be open until at least February 28, 2003," said Nield. "With 98% of the shareholders who were contacted rejecting or not responding to the offer, clearly many of our shareholders heard and understood these two important messages."

In addition to the outbound calling campaign, Canada Life has put in place a number of initiatives aimed at ensuring that shareholders have access to relevant information, including an inbound call centre for shareholders with questions, and extensive information on the Company's website.

All available information is posted on the "Latest Shareholder News" section of Canada Life's website at www.canadalife.com. Shareholders with questions can contact the company's information agent,


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Georgeson Shareholder, at 1-866-802-5796 (Canada & USA - English),
1-866-860-4550 (Canada & USA - French), 1-800-300-062 (Republic of Ireland),
0-800-018-3047 (United Kingdom) and 416-642-7084 (Other countries call collect).

Canada Life's year end financial results, including Embedded Value will be released on February 5, 2003.

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Germany, Brazil, Hong Kong and the Caribbean.

For further information contact:

Media Inquiries:                             Investor Relations:
Ardyth Percy-Robb,                           Brian Lynch
Corporate Communications Vice-President,     Vice-President, Investor Relations,
(416) 597-1440, ext 6104,                    (416) 597-1440, ext 6693,
ardyth_percy-robb@canadalife.com             brian_lynch@canadalife.com